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                                                                     EXHIBIT 8.0
                               LESTER MORSE P.C.
                              111 GREAT NECK ROAD
                          GREAT NECK, NEW YORK 11021
                           TELEPHONE (516) 487-1446
                           TELECOPIER (516) 487-1452


                                August 20, 1998


Saxon Acquisition Corp.
33 Eleventh Avenue
Huntington Station, New York 11746

          Re: Form SB-2 Registration Statement
              File No. 333-37485
              Tax Opinion
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Gentlemen:

          Pursuant to your request, we have analyzed whether the following transaction will be accorded tax free status or will be taxable to Kiwi Holding Inc. ("KHI), or its shareholders under the Internal Revenue Code of 1986, as amended, and we have rendered our opinion with respect to this matter.

          As we understand the facts, on November 7, 1996, KHI formed Dupont Securities Corp. Inc. ("Dupont") as a wholly owned subsidiary and subsequently funded this corporation with approximately one million dollars. On June 10, 1997, Dupont became a licensed registered broker-dealer with NASD and SEC. Dupont continues to act as a brokerage firm and has accumulated operating losses primarily from trading.

          On July 28, 1997, KHI transferred its Dupont stock to Saxon Acquisition Corp. in a Section 351 tax-free incorporation under the Internal Revenue Code of 1986, as amended (the "Code"). Upon the completion of such transfer, KHI owned one hundred percent of Saxon and Saxon, in turn, owned one hundred percent of Dupont. KHI is a holding company without any business operations except for a minority interest in an unrelated corporation and its ownership of Saxon. KHI intends to spinoff its Saxon common stock to its stockholders of record on a date to be determined shortly after the effective date of the Registration Statement. Like KHI, Saxon is a holding company and Dupont is an operating brokerage firm which has continued to lose money. To the best of our knowledge, there are no earnings and profits accumulated in any of the three companies.

          Section 355 of the Code permits certain distributions of one corporation (the distributing corporation) to its shareholders of stock or securities in another corporation (the controlled corporation) to be tax-free to the shareholders and also to be tax-free to the distributing corporation. To qualify for tax-free treatment to the distributees, the distribution must be to shareholders with respect to their stock. In addition, the following conditions must also be satisfied.

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          Immediately before the distribution, the distributing corporation must control the corporation whose shares it is distributing. The term control is defined by Section 368(c) of the Code which requires the distributing corporation to own the subsidiary's stock possessing at least eighty percent of the total combined voting power and at least eighty percent of the total number of shares of all other classes of stock.

          Immediately after the distribution both the distributing corporation and the controlled corporation (or corporations) must be engaged in the active conduct of a trade or business. However, if immediately before the distribution, the distributing corporation had no assets other than stock in the controlled corporations, then each controlled corporation must be engaged, immediately after the distribution, in the active conduct of a trade or business. A corporation is treated as engaged in the active conduct of a trade or business if it is so engaged on its own account or if substantially all of its assets consists of the stock of a controlled corporation that is so engaged.

          The foregoing requirement, relating to the active conduct of a trade or business, is satisfied only if the trade or business (1) was actively conducted throughout the five-year period ending on the date of distribution,
(2) was not acquired within the five-year period in a taxable transaction and
(3) was not conducted by another corporation the control of which was acquired during the five-year period in a taxable transaction.

          The distributing corporation must distribute all of its stock in the controlled corporation or enough stock to constitute control as defined by
Section 368(c) of the Code and establish to the satisfaction of the Internal Revenue Service that the retention of stock in the controlled corporation is not part of a tax avoidance ploy.

          Finally, the transaction must not be used principally as a device for the distribution of earnings and profits.

          Pursuant to the conditions enumerated above, KHI will fail both the post distribution active conduct of two or more businesses and five-year pre-distribution business. Thus, the spin-off will fail the tax-free distribution rules.

          If a spin-off fails the conditions of Section 355 of the Code, there are tax consequences to both the distributing corporation and its shareholders. If stock is distributed in a spin-off that fails to qualify under Section 355 of the Code, the distributing corporation must recognize gain on the distribution to the extent the fair market value of the distribution exceeds its adjusted tax basis by virtue of Section 311(b)(I) but Section 311(a)(2) forbids the recognition of any loss if the adjusted basis exceeds the fair market value of the distribution.

          In addition to the possible tax on the distributing corporation, its shareholders also face possible income tax recognition. It seems clear that the distribution of stock to a shareholder of the original corporation will be treated as an ordinary distribution in kind under Section 301 of the Code. This means the distribution will be taxed as a dividend to the extent of the corporation's current and post 1913 accumulated earnings and profits and will be a tax-free return of capital if the distribution exceeds both current and accumulated earnings and profits. Finally, if the distribution exceeds both earnings and profits and return of capital, the distribution will be taxed as a capital gain. It is important to

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understand that the failed Section 355 of the Code distribution to the shareholders of the original corporation can create current earnings and profits in the distributing corporation to the extent that the fair market value of the distribution exceeds the adjusted basis. Accordingly, it may be necessary to undertake a valuation of the controlled corporation to ascertain its fair market value and to perform an earnings and profits study of the distributing corporation to determine whether any tax must be paid by either the distributing corporation or its shareholders.

          We hereby consent to the use of this Opinion in connection with the Registration Statement (File No. 333-37485) and to our firm being named in such Registration Statement.

                              Very truly yours,

                              LESTER MORSE P.C.

                              /s/Steven Morse

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